UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

Amendment No. 1

CONSTELLATION BRANDS, INC.

(Name of Issuer)

Constellation Brands, Inc.

Richard Sands

Robert Sands

Abigail Bennett

Zachary Stern

RES Master LLC

RSS Master LLC

Astra Legacy LLC

WildStar Partners LLC

RES Business Holdings LP

SER Business Holdings LP

RHT 2015 Business Holdings LP

RSS Business Holdings LP

SSR Business Holdings LP

RSS 2015 Business Holding LP

RCT 2015 Business Holdings LP

RCT 2020 Investments LLC

A&Z 2015 Business Holdings LP

MAS Business Holdings LP

NSDT 2009 STZ LLC

NSDT 2011 STZ LLC

RSS Business Management LLC

SSR Business Management LLC

LES Lauren Holdings LLC

MES Mackenzie Holdings LLC

The Marilyn Sands Master Trust

Sands Family Foundation

(Name of Persons Filing Statement)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class B Common Stock 21036P 20 7

(CUSIP Number of Class of Securities)

James O. Bourdeau, Esq. Executive Vice President and Chief Legal Officer 207 High Point Drive, Building 100 Victor, New York 14564 (585) 678-7100	WildStar Partners LLC 110 E. Atlantic Ave., Suite 200 Delray Beach, FL 33444 (585) 678-7344
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With a copy to:

Carlo Zenkner Jennifer L. Lee 601 Lexington Avenue Kirkland & Ellis LLP New York, New York 10022 (212) 446-4800	David M. Silk Victor Goldfeld 51 West 52nd Street Wachtell, Lipton, Rosen & Katz New York, New York 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Introduction

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3, together with the exhibits thereto (the “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by Constellation Brands, Inc. (the “Company”) and Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, RES Master LLC, RSS Master LLC, Astra Legacy LLC, WildStar Partners LLC, RES Business Holdings LP, SER Business Holdings LP, RHT 2015 Business Holdings LP, RSS Business Holdings LP, SSR Business Holdings LP, RSS 2015 Business Holding LP, RCT 2015 Business Holdings LP, RCT 2020 Investments LLC, A&Z 2015 Business Holdings LP, MAS Business Holdings LP, NSDT 2009 STZ LLC, NSDT 2011 STZ LLC, RSS Business Management LLC, SSR Business Management LLC, LES Lauren Holdings LLC, MES Mackenzie Holdings LLC, The Marilyn Sands Master Trust and the Sands Family Foundation (collectively, the “Sands Family Stockholders”).

On June 30, 2022, the Company announced a proposed reclassification (the “Reclassification”) of the Class B common stock, par value $0.01 per share, of the Company (the “Class B Common Stock”). Under the terms of the Reclassification, assuming no adjustment to the mix of consideration in accordance with the terms of the Reclassification Agreement (as defined below) and the Amended and Restated Charter (as defined below), each share of Class B Common Stock will be reclassified and converted into one validly issued, fully paid and non-assessable share of Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) and the right to receive a cash payment of $64.64, without interest. The Company’s restated certificate of incorporation, as amended to date, will be amended and restated in the form attached as Annex A to the Proxy Statement/Prospectus (as defined below) (the “Amended and Restated Charter”) in order to effectuate the Reclassification. In evaluating the Reclassification, the board of directors of the Company (the “Board of Directors”) established a special committee of the Board of Directors, comprised of Jennifer M. Daniels, Jeremy S. G. Fowden, Jose Manuel Madero Garza, and Daniel J. McCarthy, each of whom is an independent and disinterested director (the “Special Committee”). In determining whether to recommend the Reclassification, the Special Committee considered, among other things, the opinion of Centerview Partners LLC (“Centerview”), the financial advisor to the Special Committee, to the effect that, as of June 29, 2022, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the shares of Class A Common Stock to be retained by the Unaffiliated Class A Holders (as defined below), solely in their capacity as holders of shares of Class A Common Stock, with respect to such Class A Common Stock and without taking into account any shares of the Class B Common Stock or Class 1 common stock, par value $0.01 per share, of the Company held by the Unaffiliated Class A Holders, after giving effect to the Reclassification pursuant to the Reclassification Agreement, are fair, from a financial point of view, to the holders of shares of Class A Common Stock, excluding shares of Class A Common Stock held, directly or indirectly, by or on behalf of the Sands family, directors of the Company that own, beneficially or of record, shares of Class B Common Stock and any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act (the “Unaffiliated Class A Holders”).

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC an Amendment No. 1 to its registration statement on Form S-4, which includes a preliminary proxy statement/prospectus relating to the Reclassification (the “Proxy Statement/Prospectus”). Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement/Prospectus. The closing of the Reclassification is subject to customary conditions, including, (i) the approval of the Reclassification Proposal by the affirmative vote of the holders of (a) not less than 50.3% of the issued and outstanding shares of Class A Common Stock held by the Unaffiliated Class A Holders; (b) a majority of the voting power of the issued and outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon, voting together as a single class and (c) a majority of the issued and outstanding shares of Class B Common Stock, (ii) the effectiveness of the Company’s registration statement on Form S-4 to be filed with the SEC in connection with the Reclassification, (iii) the absence of any governmental order or law preventing, prohibiting or enjoining the Reclassification or the Amended and Restated Charter from becoming effective; (iv) approval by the New York Stock Exchange of the listing of the shares of Class A Common Stock into which the Class B Common Stock will be exchanged and reclassified; (v) in the case of the Company’s obligation to complete the Reclassification, the accuracy of the representations and warranties of the Sands Family Stockholders (as qualified by a materiality standard) and material compliance by the Sands Family Stockholders with its obligations under the Reclassification

Agreement, and, in each case, receipt of a certificate of WildStar confirming satisfaction of such conditions; (vi) in the case of the Sands Family Stockholders’ obligation to complete the Reclassification, the accuracy of the representations and warranties given by the Company (as qualified by a materiality standard) and material compliance by the Company with its obligations under the Reclassification Agreement, and, in each case, receipt of a certificate of the Company confirming the satisfaction of such conditions and (vii) in the case of the Sands Family Stockholders’ obligation to complete the Reclassification, the execution and delivery of a counterpart to the Registration Rights Agreement (as defined in the Proxy Statement/Prospectus) by the Company. A copy of the Proxy Statement/Prospectus is attached hereto as Exhibit (a)(1).

To effect the Reclassification, on June 30, 2022, the Company entered into the Reclassification Agreement (the “Reclassification Agreement”) with the Sands Family Stockholders. Pursuant to the Reclassification Agreement, each of the Sands Family Stockholders has agreed to vote all shares of Class A Common Stock and Class B Common Stock owned of record by such Sands Family Stockholder (a) in favor of the Reclassification and (b) against, among other things, any action, agreement or transaction involving the Company or any of its subsidiaries that is intended, or would reasonably be expected, to prevent or materially impair or materially delay the consummation of the Reclassification. A copy of the Reclassification Agreement is attached as Annex C to the Proxy Statement/Prospectus.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement/Prospectus, including all annexes thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement/Prospectus and the annexes thereto. As of the date hereof, the Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

The filing of this Transaction Statement shall not be construed as an admission that the Company is “controlled” by any person.

Item 1. Summary Term Sheet

(Reg. M-A 1001)

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY”

Item 2. Subject Company Information

(Reg. M-A 1002)

(a)	Name and Address. The Company’s name, and the address and telephone number of its principal executive offices are as follows:

Constellation Brands, Inc.

207 High Point Drive, Building 100

Victor, New York 14564

(585) 678-7100

(b)	Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS & ANSWERS”

“SUMMARY—Special Factors”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(c)—(d) Trading Market and Price; Dividends. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“MARKET PRICE AND DIVIDEND DATA”

“WHERE YOU CAN FIND MORE INFORMATION”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. Not applicable.

Item 3. Identity and Background of Filing Person

(Reg. M-A 1003(a) through (c))

(a)	Name and Address.

Constellation Brands, Inc., a filing person, is the subject company.

The business address and business telephone number for each filing person that is a member of the Sands Family Stockholders is 110 E. Atlantic Ave., Suite 200, Delray Beach, FL 33444, (585) 678-7344. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“REFERENCES TO ADDITIONAL INFORMATION”

“SUMMARY—Information about the Company”

“SPECIAL FACTORS—Information about the Company”

(b)	Business and Background of Entities.

Astra Legacy LLC

Astra Legacy LLC is a Delaware limited liability company. Its principal business is to serve as voting manager of certain Sands family entities.

WildStar Partners LLC

WildStar Partners LLC is a Delaware limited liability company. Its principal business is to operate as a family office and to serve as co-general partner of certain limited partnerships.

The Marilyn Sands Master Trust

The Marilyn Sands Master Trust is a Florida trust. Its principal business is investment.

Sands Family Foundation

Sands Family Foundation is a Virginia corporation. Its principal business is charitable giving.

Other Limited Liability Companies

Each of RES Master LLC, RSS Master LLC, RCT 2020 Investments LLC, NSDT 2009 STZ LLC, NSDT 2011 STZ LLC, RSS Business Management LLC, SSR Business Management LLC, LES Lauren Holdings LLC and MES Mackenzie Holdings LLC is a Delaware limited liability company. The principal business of each such entity is investment.

Limited Partnerships

Each of RES Business Holdings LP, SER Business Holdings LP, RHT 2015 Business Holdings LP, RSS Business Holdings LP, SSR Business Holdings LP, RSS 2015 Business Holdings LP, RCT 2015 Business Holdings LP, A&Z 2015 Business Holdings LP and MAS Business Holdings LP is a Delaware limited partnership. The principal business of each such person is investment.

During the past five years, none of the filing persons listed in this Item 3(b) was (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities law.

The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“REFERENCES TO ADDITIONAL INFORMATION”

“SUMMARY—Information about the Company”

“SPECIAL FACTORS—Information about the Company”

(c)	Business and Background of Natural Persons.

Richard Sands

The principal occupation of Richard Sands is Executive Vice Chair of the Company, which is an international producer and marketer of beer, wine, and spirits. From September 1999 through February 2019, Mr. Richard Sands was Executive Chair of the Company. The Company’s address is 207 High Point Drive, Building 100, Victor, New York 14564. Mr. Richard Sands is a citizen of the United States.

Robert Sands

The principal occupation of Robert Sands is Executive Chair of the Company, which is an international producer and marketer of beer, wine, and spirits. From July 2007 through February 2019, Mr. Robert Sands was Chief Executive Officer of the Company. The Company’s address is 207 High Point Drive, Building 100, Victor, New York 14564. Mr. Robert Sands is a citizen of the United States.

Abigail Bennett

The principal occupation of Abigail Bennett is an independent consultant and philanthropist. She previously served as a director of WildStar Partners LLC from August 2016 through February 2020. WildStar Partners LLC’s address is 110 E Atlantic Ave. Suite 200, Delray Beach, FL 33444. Ms. Bennett is a citizen of the United States.

Zachary Stern

The principal occupation of Zachary Stern, currently and since December 2018, is as a property development manager with JH Business Management LLC. The address of JH Business Management LLC is 110 E. Atlantic Ave. Suite 200, Delray Beach, FL 33444. Before December 2018, Mr. Stern currently and for the past five years has been a partner in The Brooklyn Home Company with an address of 80 4th Street, Brooklyn, NY 11231. Both JH Business Management LLC and The Brooklyn Home Company are in the real estate development business. Mr. Stern is a citizen of the United States.

During the past five years, none of the filing persons listed in this Item 3(c) was (i) convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities law.

Item 4. Terms of the Transaction

(Reg. M-A 1004(a) and (c) through (f))

(a)	Material Terms.

(1)	Tender Offers. Not applicable.

(2)	Mergers or Similar Transactions. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—Special Factors”

“SUMMARY—The Reclassification Agreement”

“SUMMARY—Material U.S. Federal Income Tax Consequences of the Reclassification”

“SPECIAL FACTORS”

“THE RECLASSIFICATION AGREEMENT”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“DESCRIPTION OF COMMON STOCK AFTER THE RECLASSIFICATION”

“COMPARISON OF STOCKHOLDER RIGHTS”

“ANNEX A—Form of Amended and Restated Charter”

“ANNEX B—Form of Amended and Restated By-Laws”

“ANNEX C—Reclassification Agreement”

(c)	Different Terms. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—Special Factors”

“SUMMARY—The Reclassification Agreement”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“THE RECLASSIFICATION AGREEMENT”

(d)	Appraisal Rights. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors—No Appraisal Rights”

“THE SPECIAL MEETING—No Appraisal Rights”

“SPECIAL FACTORS—No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Financial Opinion of Centerview—Other Presentations by Centerview”

“PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(f)	Eligibility for Listing or Trading. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors—Delisting of Class B Common Stock”

“SPECIAL FACTORS—Certain Effects of the Reclassification”

“DESCRIPTION OF COMMON STOCK AFTER THE RECLASSIFICATION”

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(Reg. M-A 1005(a) through (c) and (e))

(a)	Transactions. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

(b)—(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors”

“SUMMARY—The Reclassification Agreement”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Recommendations of the Special Committee and of the Board”

“THE RECLASSIFICATION AGREEMENT”

“COMPARISON OF STOCKHOLDER RIGHTS”

“ANNEX C—Reclassification Agreement”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—Special Factors”

“SUMMARY—The Reclassification Agreement”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“SPECIAL FACTORS—Structure of the Reclassification”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Required Vote”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“THE RECLASSIFICATION AGREEMENT”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“ANNEX A—Form of Amended and Restated Charter”

“ANNEX B—Form of Amended and Restated By-Laws”

“ANNEX C—Reclassification Agreement”

Item 6. Purposes of the Transaction, and Plans or Proposals

(Reg M-A 1006(b) and (c)(1) through (8))

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Certain Effects of the Reclassification”

(c)	(1)—(8) Plans. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—Special Factors”

“SUMMARY—The Reclassification Agreement”

“THE SPECIAL MEETING—Required Vote; Abstentions”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“SPECIAL FACTORS”

“THE RECLASSIFICATION AGREEMENT”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“ANNEX A—Form of Amended and Restated Charter”

“ANNEX B—Form of Amended and Restated By-Laws”

“ANNEX C—Reclassification Agreement”

Item 7. Purposes, Alternatives, Reasons and Effects

(Reg. M-A 1013)

(a)	Purposes. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors”

“SUMMARY—The Reclassification Agreement”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“THE RECLASSIFICATION AGREEMENT”

(b)	Alternatives. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

(c)	Reasons. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

(d)	Effects. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors”

“SUMMARY—Material U.S. Federal Income Tax Consequences of the Reclassification”

“SPECIAL FACTORS—Structure of the Reclassification”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SPECIAL FACTORS—Certain Effects of the Reclassification”

“SPECIAL FACTORS—No Appraisal Rights”

“MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES”

“DESCRIPTION OF COMMON STOCK AFTER THE RECLASSIFICATION”

“COMPARISON OF STOCKHOLDER RIGHTS”

“ANNEX A—Form of Amended and Restated Charter”

“ANNEX B—Form of Amended and Restated By-Laws”

Item 8. Fairness of the Transaction

(Reg. M-A 1014)

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors”

“THE SPECIAL MEETING—Recommendations of the Special Committee and of the Board”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Financial Opinion of Centerview”

“SPECIAL FACTORS—Other Financial Advisor Presentations”

“SPECIAL FACTORS—Recommendations of the Special Committee and of the Board”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“ANNEX D – Fairness Opinion of Centerview Partners LLC”

The presentations dated April 8, 2022, April 15, 2022, April 22, 2022, April 28, 2022, May 5, 2022, May 11, 2022, May 15, 2022, May 20, 2022, May 23, 2022, June 3, 2022, June 10, 2022, June 17, 2022, June 25, 2022 (two), June 27, 2022, June 28, 2022 and June 29, 2022, each prepared by Centerview and reviewed by the Special Committee, are attached hereto as Exhibits (c)(1) through (c)(17) and are incorporated by reference herein.

The presentations dated August 10, 2021, March 2022, April 2022, May 2022, May 2022, June 9, 2022 and June 29, 2022, each prepared by Greenhill & Co., LLC, and dated March 2021, prepared by BofA Securities, Inc., and reviewed by members of the Sands Family Stockholders, on behalf of the Sands Family Stockholders, are attached hereto as Exhibits (c)(18) through (c)(25) and are incorporated by reference herein.

(c)	Approval of Security Holders. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“QUESTIONS AND ANSWERS”

“SUMMARY—Special Factors”

“SUMMARY—Special Meeting of Stockholders”

“THE SPECIAL MEETING—Record Date; Stock Entitled to Vote”

“THE SPECIAL MEETING—Quorum”

“THE SPECIAL MEETING—Required Vote; Abstentions”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Recommendations of the Special Committee and of the Board”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Recommendations of the Special Committee and of the Board”

“SPECIAL FACTORS—Financial Opinion of Centerview—Other Presentations by Centerview”

“THE RECLASSIFICATION AGREEMENT” “PROVISIONS FOR UNAFFILIATED STOCKHOLDERS”

(e)	Approval of Directors. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors”

“THE SPECIAL MEETING—Recommendations of the Special Committee and of the Board”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Recommendations of the Special Committee and of the Board”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(f)	Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(Reg. M-A 1015)

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Financial Opinion of Centerview”

“SPECIAL FACTORS—Other Financial Advisor Presentations”

“WHERE YOU CAN FIND MORE INFORMATION”

“ANNEX D—Fairness Opinion of Centerview Partners LLC”

The presentations dated April 8, 2022, April 15, 2022, April 22, 2022, April 28, 2022, May 5, 2022, May 11, 2022, May 15, 2022, May 20, 2022, May 23, 2022, June 3, 2022, June 10, 2022, June 17, 2022, June 25, 2022 (two), June 27, 2022, June 28, 2022 and June 29, 2022, each prepared by Centerview and reviewed by the Special Committee, are attached hereto as Exhibits (c)(1) through (c)(17) and are incorporated by reference herein.

The presentations dated August 10, 2021, March 2022, April 2022, May 2022, May 2022, June 9, 2022 and June 29, 2022, each prepared by Greenhill & Co., LLC, and dated March 2021, prepared by BofA Securities, Inc., and reviewed by members of the Sands Family Stockholders, on behalf of the Sands Family Stockholders, are attached hereto as Exhibits (c)(18) through (c)(25) and are incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested stockholder or any representative of any such interested stockholder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(Reg. M-A 1007)

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“SPECIAL FACTORS—Financing of the Reclassification”

(c) Expenses. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SUMMARY—Special Factors”

“SPECIAL FACTORS—Certain Effects of the Reclassification”

Item 11. Interest in Securities of the Subject Company

(Reg M-A 1008)

(a)	Securities Ownership. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

(b)	Securities Transactions. Not applicable.

Item 12. The Solicitation or Recommendation

(Reg. M-A 1012(d) and (e))

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SOLICITATION OF PROXIES”

“QUESTIONS AND ANSWERS”

“SUMMARY—Special Factors”

“THE SPECIAL MEETING—Voting by the Company’s Directors and Executive Officers”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Financial Opinion of Centerview”

“SPECIAL FACTORS—Recommendations of the Special Committee and of the Board”

“ANNEX D—Fairness Opinion of Centerview Partners LLC”

(e)	Recommendations of Others. Not applicable.

Item 13. Financial Statements

(Reg M-A 1010(a) and (b))

(a)	Financial Information. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. The information set forth in the Proxy Statement/Prospectus under the following caption is incorporated herein by reference:

“UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION”

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(Reg. M-A 1009)

(a)—(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“SOLICITATION OF PROXIES”

“QUESTIONS AND ANSWERS”

“SUMMARY—Special Factors”

“SPECIAL FACTORS—Background of the Reclassification”

“SPECIAL FACTORS—Reasons for the Reclassification; Fairness of the Reclassification”

“SPECIAL FACTORS—Interests of Certain Persons in the Reclassification”

Item 15. Additional Information

(Reg. M-A 1011(b) and (c))

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The entirety of the Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)	Preliminary Proxy Statement/Prospectus of Constellation Brands, Inc. (incorporated by reference to the Proxy Statement/Prospectus).

(a)(2)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(3)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement/Prospectus).

(a)(4)*	Transcript of an interview with the President and Chief Executive Officer of Constellation Brands, Inc. on Yahoo Finance, dated July 1, 2022, relating to the Reclassification (filed with the Securities and Exchange Commission on July 1, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(5)*	Transcript of an interview with the President and Chief Executive Officer of Constellation Brands, Inc. on CNBC, dated June 30, 2022, relating to the Reclassification (filed with the Securities and Exchange Commission on July 1, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(6)*	Message from the President and Chief Executive Officer of Constellation Brands, Inc. distributed to employees of Constellation Brands, Inc. on June 30, 2022 (filed with the Securities and Exchange Commission on June 30, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(7)*	Excerpt of Constellation Brands, Inc.’s first quarter fiscal 2023 earnings call on June 30, 2022 (filed with the Securities and Exchange Commission on June 30, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(8)*	News Release of Constellation Brands, Inc., dated June 30, 2022, relating to the Reclassification (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K of Constellation Brands, Inc. filed with the Securities and Exchange Commission on June 30, 2022).

(a)(9)	Form of Proxy for Constellation Brands, Inc. Class A Common Stock (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of Constellation Brands, Inc. filed with the Securities and Exchange Commission concurrently with this Transaction Statement).

(a)(10)	Form of Proxy for Constellation Brands, Inc. Class B Common Stock (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on Form S-4 of Constellation Brands, Inc. filed with the Securities and Exchange Commission concurrently with this Transaction Statement).

(a)(11)*	Opinion of Centerview Partners LLC, dated June 29, 2022 (incorporated herein by reference to Annex D of the Proxy Statement/Prospectus).

(a)(12)	Current Report on Form 8-K regarding entry into a Term Loan Credit Agreement (filed with the Securities and Exchange Commission on August 9, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(a)(13)	Investor Presentation, relating to the Reclassification (filed with the Securities and Exchange Commission on August 15, 2022 by Constellation Brands, Inc. pursuant to Rule 425 under the Securities Act).

(c)(1)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 29, 2022.

(c)(2)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 28, 2022.

(c)(3)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 27, 2022.

(c)(4)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 25, 2022.

(c)(5)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 25, 2022.

(c)(6)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 17, 2022.

(c)(7)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 10, 2022.

(c)(8)*	Presentation by Centerview Partners LLC to the Special Committee, dated June 3, 2022.

(c)(9)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 23, 2022.

(c)(10)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 20, 2022.

(c)(11)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 15, 2022.

(c)(12)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 11, 2022.

(c)(13)*	Presentation by Centerview Partners LLC to the Special Committee, dated May 5, 2022.

(c)(14)*	Presentation by Centerview Partners LLC to the Special Committee, dated April 28, 2022.

(c)(15)*	Presentation by Centerview Partners LLC to the Special Committee, dated April 22, 2022.

(c)(16)*	Presentation by Centerview Partners LLC to the Special Committee, dated April 15, 2022.

(c)(17)*	Presentation by Centerview Partners LLC to the Special Committee, dated April 8, 2022.

(c)(18)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated June 29, 2022.

(c)(19)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated June 9, 2022.

(c)(20)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated May 2022.

(c)(21)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated May 2022.

(c)(22)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated April 2022.

(c)(23)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated March 2022.

(c)(24)*	Presentation by Greenhill & Co., LLC to members of the Sands Family Stockholders, dated August 10, 2021.

(c)(25)*	Presentation by Bank of America to members of the Sands Family Stockholders, dated March 2021.

(d)(1)*	Reclassification Agreement, dated as of June 30, 2022, by and among Constellation Brands, Inc., and the Sands Family Stockholders members listed therein (incorporated herein by reference to Annex C of the Proxy Statement/Prospectus).

107*	Calculation of Filing Fee Tables.

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 2, 2022

CONSTELLATION BRANDS, INC.

By:	/s/ William A. Newlands
Name: William A. Newlands
Title: President and Chief Executive Officer

RICHARD SANDS

By:	/s/ Richard Sands
Name: Richard Sands

ROBERT SANDS

By:	/s/ Robert Sands
Name: Robert Sands

ABIGAIL BENNETT

By:	/s/ Abigail Bennett
Name: Abigail Bennett

ZACHARY STERN

By:	/s/ Zachary Stern
Name: Zachary Stern

RICHARD SANDS MASTER TRUST IN ITS CAPACITY AS SOLE MEMBER OF RES MASTER LLC

By:	/s/ Richard Sands
Name: Richard Sands
Title: Trustee

ROBERT S. SANDS MASTER TRUST IN ITS CAPACITY AS SOLE MEMBER OF RSS MASTER LLC

By:	/s/ Robert Sands
Name: Robert Sands
Title: Trustee

ASTRA LEGACY LLC

By:	/s/ Abigail Bennett
Name: Abigail Bennett
Title: President

WILDSTAR PARTNERS LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RES BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF SER BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RHT 2015 BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RSS BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF SSR BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RSS 2015 BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RCT 2015 BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF RCT 2015 BUSINESS HOLDINGS LP, SOLE MEMBER OF RCT 2020 INVESTMENTS LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF A&Z 2015 BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

WILDSTAR PARTNERS LLC IN ITS CAPACITY AS MANAGING GENERAL PARTNER OF MAS BUSINESS HOLDINGS LP

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Chief Executive Officer

NSDT 2009 STZ LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

NSDT 2011 STZ LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

RSS BUSINESS MANAGEMENT LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary

SSR BUSINESS MANAGEMENT LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary

LES LAUREN HOLDINGS LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

MES MACKENZIE HOLDINGS LLC

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Manager

THE MARILYN SANDS MASTER TRUST

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Trustee

SANDS FAMILY FOUNDATION

By:	/s/ Thomas M. Farace
Name: Thomas M. Farace
Title: Secretary